FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8 TO
ANNUAL REPORT
of

PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (l)	2012-13 First Quarter Ontario Finances

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

August 15, 2012	PROVINCE OF ONTARIO (Name of registrant) By: /s/ Irene Stich Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (l):	2012-13 First Quarter Ontario Finances

EXHIBIT (l)

                                                                                                                                          2012-13 First Quarter Ontario Finances

ONTARIO FINANCES
2012–13 First Quarter	Quarterly Update – June 30, 2012	Ministry of Finance

Fiscal Summary			2012–13
($ Millions)	Interim 2011–121	Budget Plan1	Current Outlook	In-Year Change
Revenue	109,332	112,573	112,587	14
Expense
Programs	114,213	115,774	115,788	14
Interest on Debt2	10,097	10,619	10,619	–
Total Expense	124,310	126,393	126,407	14
Reserve	–	1,000	1,000	–
Surplus / (Deficit)	(14,978)	(14,820)	(14,820)	–
1  Reflects the 2011–12 interim projection and 2012–13 Budget plan as outlined in the April 25, 2012 fiscal update.
2  Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $227 million in 2011–12 and $248 million in 2012–13.
Note: Numbers may not add due to rounding.

2012–13 Fiscal Outlook

The 2012 Ontario Budget proposed strong action to balance the budget. As outlined in the update to the fiscal plan released on April 25, 2012, the government remains committed to managing the growth in spending and eliminating the deficit by 2017–18 in order to preserve the long-term sustainability of the core services that Ontarians rely on, such as health and education.

The single most important thing the government can do to support strong, sustained growth of the economy is to eliminate the deficit. First-quarter results indicate the Province is on track to meet the projected $14.8 billion deficit in 2012–13 that was outlined in the April fiscal update. The government remains committed to moving forward with the 2012 Budget Plan in order to achieve its fiscal targets.

As reported in the Ontario Economic Accounts released on July 16, 2012, the Ontario economy continues to see moderate growth following the global economic recession. However, there are significant risks, including the sovereign debt crisis in Europe and slower global economic growth.

The government remains committed to prudently managing Ontario’s finances. To this end, the 2012–13 outlook maintains a $1.0 billion reserve and the remaining contingency funds to protect the fiscal plan against any adverse changes in the Province’s revenue and expense.

Further details on the Province’s fiscal plan, including final results for 2011–12, will be provided in future fiscal updates.

For further information contact Communications and Corporate Affairs Branch (416) 325-0333 Frost Building North, Queen’s Park Toronto M7A 1Z1
Ce rapport est disponible en français
Pour plus de renseignements contactez
Direction des communications et des
affaires ministérielles, (416) 325-0333
Édifice Frost Nord, Queen’s Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.fin.gov.on.ca/en/budget/finances/2012/                                                                                                                                                                                                                   © Queen’s Printer for Ontario, 2012

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Revenue at $112.6 Billion

The 2012–13 revenue outlook, at $112,587 million, is $14.3 million above the amount forecast in the April update. The government will continue to monitor economic and revenue performance and will provide further details in future fiscal updates. Changes to the revenue outlook in the first quarter include:

♦ An increase of $15.3 million in Government of Canada transfers to extend the Targeted Initiative for Older Workers program in the Ministry of Training, Colleges and Universities.
♦ A decrease of $1.0 million in Other Non-Tax Revenue reflecting reduced revenue associated with the Nawiinginokiima Forest Management Corporation.
Total Expense at $126.4 Billion
The 2012–13 total expense outlook, at $126,407 million, is $14.3 million higher than forecast in the April update. Ministry program expense changes for this quarter include:

♦   Ministry of Aboriginal Affairs: A decrease of $5.8 million as a result of a transfer to the Ministry of Training, Colleges and Universities to help Northern Ontarians participate in and benefit from emerging economic development opportunities through the Northern Training Partnership Fund.

♦ Ministry of Agriculture, Food and Rural Affairs: An increase of $36.9 million as a result of transfers from the Ministry of Infrastructure to fund strategic infrastructure projects.
♦ Ministry of Children and Youth Services: An increase of $2.1 million as a result of an inter-ministry transfer of information technology projects from the Ministry of Government Services.

♦   Ministry of Community and Social Services: A decrease of $54.7 million related to both the transfer of funding to the Ministry of Municipal Affairs and Housing as part of the consolidation of five housing and homelessness programs into a single new program and as a result of an inter-ministry transfer of information technology projects from the Ministry of Government Services.

♦   Ministry of Education: A decrease of $0.4 million as a result of a transfer of staff to the Ministry of Government Services to support the consolidation of call centres across the Ontario Public Service under ServiceOntario.

♦   Ministry of Government Services: A net decrease of $9.6 million mainly as a result of inter-ministry transfers of information technology projects to other ministries. This change also includes a transfer of staff from the Ministry of Education to support the consolidation of call centres across the Ontario Public Service under ServiceOntario.

♦ Ministry of Infrastructure: A decrease of $36.9 million as a result of transfers to the Ministry of Agriculture, Food and Rural Affairs to fund strategic infrastructure projects.
♦ Ministry of Labour: An increase of $1.0 million as a result of an inter-ministry transfer of information technology projects from the Ministry of Government Services.

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Total Expense Continued

♦   Ministry of Municipal Affairs and Housing: An increase of $74.5 million related both to the transfer of funding from the Ministry of Community and Social Services as part of the consolidation of five  programs into a single program and funding to support disaster relief for the City of Thunder Bay, the Township of Conmee, and the Municipality of Oliver Paipoonge, for flooding which occurred in late May.

♦   Ministry of Natural Resources: A decrease of $1.0 million to offset a decline in stumpage revenue. The new Nawiinginokiima Forest Management Corporation, an operational enterprise agency, will now retain stumpage revenues from the surrounding geographical area.

♦   Ministry of Training, Colleges and Universities: An increase of $21.1 million as a result of federal funding to extend the Targeted Initiative for Older Workers program, and a transfer from the Ministry of Aboriginal Affairs to help Northern Ontarians through the Northern Training Partnership Fund.

♦ Ministry of Transportation: An increase of $3.1 million as a result of an inter-ministry transfer of information technology projects from the Ministry of Government Services.

♦   Operating Contingency Fund: A decrease of $16.0 million to offset funding in the Ministry of Municipal Affairs and Housing to support disaster relief to the City of Thunder Bay, the Township of Conmee, and the Municipality of Oliver Paipoonge, for flooding which occurred in late May.

Projected interest on debt expense for 2012–13 is unchanged from the amount forecast in the April update.
Reserve at $1.0 Billion

The current fiscal outlook maintains the $1.0 billion reserve included in the 2012 Budget to protect the fiscal plan against adverse changes in the Province’s revenue and expense, and to help ensure the achievement of the government’s fiscal targets.

Ontario Finances	Fiscal Performance

Review of Selected Financial and Economic Statistics1 ($ Millions)
	2008–09	2009–102	2010–11	Interim 2011–123	Current Outlook 2012–13
Revenue	97,532	96,313	107,175	109,332	112,587
Expense
Programs	95,375	106,856	111,706	114,213	115,788
Interest on Debt4	8,566	8,719	9,480	10,097	10,619
Total Expense	103,941	115,575	121,186	124,310	126,407
Reserve	–	–	–	–	1,000
Surplus / (Deficit)	(6,409)	(19,262)	(14,011)	(14,978)	(14,820)
Net Debt5	169,585	193,589	214,511	237,278	259,773
Accumulated Deficit	113,238	130,957	144,573	159,551	174,371
Gross Domestic Product (GDP) at Market Prices	587,055	581,635	612,494	638,842	660,563
Personal Income	479,217	480,061	500,048	515,329	530,273
Ontario Population (000s) – July 1	12,934	13,073	13,228	13,373	13,533
Net Debt per Capita (dollars)	13,111	14,809	16,217	17,743	19,196
Personal Income per Capita (dollars)	37,050	36,722	37,803	38,535	39,185
Interest on Debt as a per cent of Revenue	8.8	9.1	8.8	9.2	9.4
Net Debt as a per cent of GDP	28.9	33.3	35.0	37.1	39.3
Accumulated Deficit as a per cent of GDP	19.3	22.5	23.6	25.0	26.4
1  Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget, a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review, and a fiscally neutral reclassification of a number of tax expenditures as described in the 2012 Budget.
2  Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3  Reflects the 2011–12 interim projection and 2012–13 Budget plan as outlined in the April 25, 2012 fiscal update.
4  Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $203 million in 2010–11, $227 million in 2011–12 and $248 million in 2012–13.
5  Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards.
Sources: Ontario Ministry of Finance and Statistics Canada.

Ontario Finances	Ontario Economic Outlook

Ontario Economic Outlook
The Ontario economy has seen continued moderate growth following the global economic recession. Private-sector economists are continuing to forecast modest Ontario economic growth. As of August 13, 2012, private-sector forecasters, on average, project Ontario real GDP will increase by 2.0 per cent in 2012, up slightly from a 1.9 per cent increase expected at the time of the 2012 Budget. Private-sector forecasts for Ontario real GDP growth in 2013 have eased slightly, now averaging 2.1 per cent, down from 2.3 per cent at the time of the Budget. There are significant risks, including the sovereign debt crisis in Europe and slower global economic growth.

Ontario Finances	Economic Performance

Ontario Real GDP
♦   In the first calendar quarter of 2012, Ontario real GDP increased 0.6 per cent, matching the fourth quarter gain. Ontario’s real GDP has increased 7.5 per cent over the past eleven quarters since the recession ended in the second quarter of 2009 and is 2.6 per cent above the pre-recession level set in the second quarter of 2008. Household spending and business investment were the main sources of growth in the first quarter.

Labour Market
♦   Ontario employment increased 0.2 per cent in the second quarter of 2012, following a 0.3 per cent gain in the first quarter. In July 2012, employment rose by 10,600 jobs after rising by 20,200 jobs in June. As of July 2012, Ontario employment was 84,000 (+1.3 per cent) jobs above the pre-recession peak reached in September 2008.

♦ The unemployment rate was 7.9 per cent in July, well below the recessionary high of 9.4% reached in June 2009.
Retail Sales
♦ Over the first five months of 2012, Ontario retail sales were up 3.3 per cent compared to the same period a year earlier.
Inflation
♦   The Ontario Consumer Price Index (CPI) rose 1.5 per cent (year-over-year) in the second quarter of 2012, the slowest rate of growth since the fourth quarter of 2009. Lower energy prices were the driving force behind the slower overall price increase for the quarter.

Housing Market
♦   Ontario home resales declined by 1.9 per cent in the second quarter, following three consecutive quarterly increases. On a year-to-date basis, Ontario home resales were up 4.9 per cent, compared with the first six months of 2011.

♦   Ontario housing starts increased 3.5 per cent in the second quarter, following a strong 18.3 per cent gain in the previous quarter. On a year-to-date basis, Ontario housing starts were up 17.8 per cent compared to the first seven months of 2011.

Manufacturing Sales and International Exports
♦ Over the first five months of 2012, Ontario manufacturing sales were up 8.1 per cent compared to the same period in 2011.

♦   In the second quarter of 2012, the value of Ontario international goods exports (on a customs basis) increased 2.2 per cent, while imports edged down 0.2 per cent1. Over the first half of 2012, Ontario international merchandise exports were up 9.1 per cent, compared to the same period a year earlier.

1 Seasonally adjusted by the Ontario Ministry of Finance.

Ontario Finances	Economic Trends and Performance

Key Economic Indicators (Per cent change from previous period, unless indicated otherwise)
		Annual	Annual	Quarterly
		2010	2011	11:1	11:2	11:3	11:4	12:1
Output (Seasonally Adjusted)
Real GDP	Ontario	3.0	2.1	0.7	(0.2)	0.9	0.6	0.6
Nominal GDP	Ontario	5.3	4.3	1.2	0.5	1.1	1.1	0.7

		Annual	Annual	Monthly 2012
		2010	2011	Mar	Apr	May	June	July
Other Indicators (Seasonally Adjusted)
Labour Markets
Labour Force (Change in 000s)		89.3	65.1	30.7	25.2	(22.9)	14.9	27.9
Employment (Change in 000s)		108.0	121.3	46.1	(7.7)	(18.7)	20.2	10.6
Unemployment Rate (%)		8.7	7.8	7.4	7.8	7.8	7.7	7.9
Household Sector
Retail Sales		5.4	3.6	0.8	(1.1)	0.2	N/A	N/A
Housing Starts (000s)1		60.4	67.8	86.5	97.6	79.3	72.9	74.5
MLS Home Resales		(0.2)	2.5	3.8	(0.9)	(5.8)	(1.5)	N/A
Manufacturing Sales
Transportation Equipment		22.5	4.1	1.9	7.9	3.4	N/A	N/A
Consumer Price Index2		2.5	3.1	2.2	2.1	1.2	1.2	N/A
1  Monthly housing starts are expressed at a seasonally adjusted annual rate.
2  Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.

ONTARIO  FINANCES
Financial Tables

Revenue

($ Millions)	2012–13
	Interim 2011–121	Budget Plan1	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	24,277	26,085	26,085	–
Sales Tax2	20,885	21,135	21,135	–
Corporations Tax	9,401	10,798	10,798	–
Education Property Tax3	5,610	5,631	5,631	–
Employer Health Tax	5,028	5,149	5,149	–
Ontario Health Premium	2,891	3,098	3,098	–
Gasoline Tax	2,353	2,371	2,371	–
Land Transfer Tax	1,412	1,374	1,374	–
Tobacco Tax	1,125	1,185	1,185	–
Fuel Tax	704	724	724	–
Beer and Wine Tax (replacing Fees)	555	557	557	–
Electricity Payments-In-Lieu of Taxes	422	555	555	–
Other Taxes	604	460	460	–
	75,267	79,123	79,123	–
Government of Canada
Canada Health Transfer	10,738	11,378	11,378	–
Canada Social Transfer	4,469	4,596	4,596	–
Equalization	2,200	3,261	3,261	–
Infrastructure Programs	394	204	204	–
Labour Market Programs	907	897	912	15
Social Housing	482	476	476	–
Wait Times Reduction Fund	97	97	97	–
Other Federal Payments	2,072	867	867	–
	21,359	21,776	21,791	15
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,803	1,737	1,737	–
Liquor Control Board of Ontario	1,596	1,673	1,673	–
Ontario Power Generation Inc. and Hydro One Inc.	1,024	655	655	–
Other Government Enterprises	–	–	–	–
	4,423	4,065	4,065	–
Other Non-Tax Revenue
Reimbursements	817	990	990	–
Vehicle and Driver Registration Fees	1,072	1,163	1,163	–
Electricity Debt Retirement Charge	938	946	946	–
Power Supply Contract Recoveries	1,387	1,262	1,262	–
Sales and Rentals	1,124	1,068	1,068	–
Other Fees and Licences	784	819	819	–
Beer and Wine Fees (replaced by Tax)	–	–	–	–
Net Reduction of Power Purchase Contract Liability	317	263	263	–
Royalties	201	204	204	–
Miscellaneous Other Non-Tax Revenue4	1,643	894	893	(1)
	8,283	7,609	7,608	(1)
Total Revenue	109,332	112,573	112,587	14
1  Reflects the 2011–12 interim projection and 2012–13 Budget plan as outlined in the April 25, 2012 fiscal update.
2  Sales Tax includes Retail Sales Tax (RST) and Harmonized Sales Tax (HST). The RST was replaced with a value-added tax and combined with the federal Goods and Services Tax (GST) to create a federally administered HST. Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
3  Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
4  Miscellaneous Other Non-Tax Revenue in 2011–12 is higher than other years due to one-time revenues including Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year expenditures from government ministries.
Note: Numbers may not add due to rounding.

Total Expense

($ Millions)			2012–13
	Interim 2011–121	Budget Plan1	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs2	69.9	75.8	70.0	(5.8)
Agriculture, Food and Rural Affairs2	1,043.5	1,124.9	1,161.7	36.9
Attorney General	1,692.9	1,731.6	1,731.6	–
Board of Internal Economy2	193.9	197.4	197.4	–
Children and Youth Services	4,004.3	4,083.1	4,085.1	2.1
Citizenship and Immigration2	115.6	115.0	115.0	–
Community and Social Services	9,646.7	10,022.7	9,968.0	(54.7)
Community Safety and Correctional Services	2,277.6	2,314.8	2,314.8	–
Consumer Services	19.8	20.4	20.4	–
Economic Development and Innovation	983.9	955.3	955.3	–
Education2	23,345.9	23,892.1	23,891.6	(0.4)
Energy2	367.8	362.1	362.1	–
Environment	536.2	485.7	485.7	–
Executive Offices	31.9	31.4	31.4	–
Finance2	1,050.2	1,104.3	1,104.3	–
Francophone Affairs, Office of	5.5	5.1	5.1	–
Government Services2	1,065.0	1,018.0	1,008.5	(9.6)
Health and Long-Term Care	47,268.9	48,334.3	48,334.3	–
Infrastructure2	308.8	277.7	240.8	(36.9)
Labour2	188.9	190.9	191.9	1.0
Municipal Affairs and Housing2	596.3	585.5	644.1	58.5
Natural Resources2	713.3	687.1	686.1	(1.0)
Northern Development and Mines	768.6	771.3	771.3	–
Tourism, Culture and Sport2	1,200.3	1,105.9	1,105.9	–
Training, Colleges and Universities2	7,160.0	7,508.6	7,529.6	21.1
Transportation	2,337.9	2,587.3	2,590.4	3.1
Interest on Debt3	10,096.9	10,619.0	0,619.0	–
Other Expense2	7,218.9	6,950.5	6,950.5	–
Year-End Savings4	–	(765.0)	(765.0)	–
Total Expense	124,309.7	126,392.8	126,407.1	14.3
1  Reflects the 2011–12 interim projection and 2012–13 Budget plan as outlined in the April 25, 2012 fiscal update.
2  Details on other ministry expense can be found in the Other Expense table.
3  Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $227 million in 2011–12 and $248 million in 2012–13.
4  As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense

($ Millions)			2012–13
	Interim 2011–121	Budget Plan1	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs
One-Time Investments	27.8	–	–	–
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	251.1	–	–	–
Board of Internal Economy
2011 Election Expenses	100.0	–	–	–
Citizenship and Immigration
Time-Limited Investments to Support Pan / Parapan Am Games	59.2	319.6	319.6	–
Education
Teachers’ Pension Plan2	522.0	850.0	850.0	–
Energy
Ontario Clean Energy Benefit	1,059.0	1,070.0	1,070.0	–
Finance
Harmonized Sales Tax Transitional Support	1,441.6	–	–	–
Ontario Municipal Partnership Fund	591.7	592.2	592.2	–
Operating Contingency Fund	–	400.0	384.0	(16.0)
Power Supply Contract Costs	1,387.0	1,262.0	1,262.0	–
Transition Fund	–	500.0	500.0	–
Government Services
Pension and Other Employee Future Benefits	1,320.0	1,545.0	1,545.0	–
Reduced Spending on Consultants3	–	(20.0)	(20.0)	–
Infrastructure
Capital Contingency Fund	–	100.0	100.0	–
Labour
Prevention Office	–	108.8	108.8	–
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	58.7	155.2	155.2	–
Time-Limited Assistance	8.7	3.0	19.0	16.0
Natural Resources
Emergency Forest Firefighting	204.2	64.7	64.7	–
Tourism, Culture and Sport
Time-Limited Investments – Sport Program	38.5	–	–	–
One-Time Investments	3.1	–	–	–
Training, Colleges and Universities
Time-Limited Investments	146.3	–	–	–
Total Other Expense	7,218.9	6,950.5	6,950.5	–
1  Reflects the 2011–12 interim projection and 2012–13 Budget plan as outlined in the April 25, 2012 fiscal update.
2  Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan are $1,344 million in 2011–12 and $1,459 million in 2012-13.
3  As outlined in the April 25 update, the government is committed to further reduce spending on consultants by $20 million in 2012–13. Further details on this initiative will be provided in future fiscal updates.
Note: Numbers may not add due to rounding.

2012–13 Infrastructure Expenditures

($ Millions)		2012–13 Current Outlook
Sector	Total Infrastructure Expenditures 2011–12 Interim	Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,444	2,121	422	2,543
Provincial Highways	1,833	2,398	–	2,398
Other Transportation3	831	681	131	812
Health
Hospitals	3,046	2,798	127	2,925
Other Health	268	159	163	322
Education4	2,130	2,017	72	2,089
Postsecondary
Colleges	228	204	–	204
Universities	194	–	112	112
Water / Environment	220	44	155	199
Municipal and Local Infrastructure	731	32	659	691
Justice	910	726	85	811
Other	959	506	287	792
Subtotal	13,794	11,685	2,212	13,897
Less: Other Partner Funding5	903	1,018	–	1,018
Total Excluding Partner Funding	12,892	10,667	2,212	12,879
Less: Other Capital Contributions6	481	160	175	335
Total Provincial Expenditure7	12,410	10,507	2,037	12,544
1  Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $248 million.
2  Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3  Other Transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/local roads, remote airports).
4  Includes a one-time adjustment of $248 million in 2011–12 related to last year’s capital grants that is fully offset by revenue recovery from the school board sector.
5  Third-party contributions to capital investment in the consolidated schools, colleges, hospitals and provincial agencies.
6  Mostly federal government transfers for capital investments.
7  Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $10.5 billion for 2011–12.
Note: Numbers may not add due to rounding.

Ontario’s 2012–13 Financing Program

Province and Ontario Electricity Financial Corporation ($ Millions)
	Interim 2011–121	2012–13
		Budget Plan1	Current Outlook	In-Year Change
Deficit / (Surplus)	14,978	14,820	14,820	–
Investment in Capital Assets	10,500	10,507	10,507	–
Non-Cash Adjustments	(2,936)	(3,832)	(3,832)	–
Net Loans / Investments	1,672	1,134	1,134	–
Debt Maturities	13,709	17,287	17,287	–
Debt Redemptions	264	300	300	–
Total Funding Requirement	38,187	40,216	40,216	–
Canada Pension Plan Borrowing	(1,079)	(775)	(775)	–
Decrease / (Increase) in Short-Term Borrowing	691	(2,996)	(2,996)	–
Increase / (Decrease) in Cash and Cash Equivalents	(6,121)	(305)	(305)	–
Provision for Debt Buyback	3,200	(1,200)	(1,200)	–
Total Long-Term Public Borrowing Requirement	34,877	34,940	34,940	–
1 Reflects the 2011–12 interim projection and 2012–13 Budget plan as outlined in the April 25, 2012 fiscal update. Note: Numbers may not add due to rounding.

Borrowing Program Status (as at June 30, 2012) ($ Billions)
	Completed	Remaining	Total
Province	11.4	21.4	32.8
Ontario Electricity Financial Corporation	0.7	1.4	2.1
Total	12.1	22.8	34.9
Note: Numbers may not add due to rounding.

♦	Long-Term Public Borrowing completed as at June 30, 2012, totalled $12.1 billion as follows:

($ Billions)
Ontario Savings Bonds	0.8
Domestic Issues	6.3
Global/ US Dollar/ Other Issues	5.0
12.1

♦
As domestic investors have continued to show a preference for longer-term maturities, Ontario has been able to extend the term to maturity of its debt and take advantage of the sustained low interest rate environment.